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SIDLEY AUSTIN LLP  NEW YORK, NY  10019  |CHICAGO    LONDON        SINGAPORE
----------------|  212 839 5300         |DALLAS     LOS ANGELES   TOKYO
SIDLEY          |  212 839 5599 FAX     |FRANKFURT  NEW YORK      WASHINGTON, DC
                                        |
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                                        |FOUNDED 1866


                                                                 July 20, 2006


By Electronic Delivery

Linda VanDoorn
Senior Assistant Chief Accountant
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

        Re:  MI Developments Inc.
             Form 40-F for Fiscal Year Ended December 31, 2005
             Filed March 30, 2006
             File No. 001-31728
             -------------------------------------------------

Dear Ms. VanDoorn:

         The registrant, MI Developments Inc., has instructed us to provide the responses set forth below to the staff's comments of July 11, 2006. For ease of reference, the staff's comments have been repeated below in italics and are followed by the registrant's responses. We refer to each of your comments by the number assigned to it by you.

Form 40-F
---------

Exhibit 2
---------
Note 9 - Debentures and Note Obligations
----------------------------------------
(b) MEC - Convertible Subordinated Notes
----------------------------------------

1. We noted that the company issued two convertible notes in the amount of $150 million and $75 million with conversion prices at $7.05 per share and $8.50 per share, respectively. Given that these conversion prices may be adjusted under certain circumstances, please tell us your consideration of EITF 00-19 in determining whether the embedded conversion feature within these notes should be classified as a liability under US GAAP.

         The registrant has advised us as follows:

         The circumstances under which the conversion prices of $7.05 per share and $8.50 per share may be adjusted are found in the prospectuses filed with the SEC on Form 424B3 on May 31, 2005, and May 16, 2003, respectively, and are provided in Appendices A and B to this letter.

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Linda VanDoorn
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         For each of the convertible notes there are many conventional anti-dilution adjustment conditions which would require an adjustment to the conversion price. While the adjustment to the conversion price under these conditions would alter the number of shares that would be issued upon conversion, the number and value of such shares would remain fixed as a percentage of the shares already outstanding. Therefore, under paragraph 4 of EITF 00-19, these conditions of a conventional convertible debt instrument are not within the scope of EITF 00-19.

         Magna Entertainment Corp. ("MEC") is also permitted to reduce the conversion price of each of the convertible notes by any amount for a period of at least 20 days, if MEC's board of directors determines that such a reduction would be in MEC's best interests or to avoid or diminish income tax to holders of MEC's Class A Subordinate Voting Stock in connection with a dividend or distribution of stock or similar event. However, the decision to reduce the conversion price under this condition is at the discretion of MEC's board of directors, and the number of shares issuable under the conversion option remains fixed unless such a decision is made by MEC's board of directors. Therefore, under paragraph 4 of EITF 00-19, this condition is also not within the scope of EITF 00-19.

         Therefore, the conversion feature of the convertible notes does not require separate classification as a liability under U.S. GAAP.

Exhibit 3
---------
Disclosure Controls and Procedures, page 22
-------------------------------------------

2. We noted that the company's management has evaluated the effectiveness of the company's disclosure controls and procedures in accordance with Canadian GAAP. Tell us how you considered paragraph B.6(b) of the general instructions to Form 40-F as it requires management's evaluation over the effectiveness of the company's disclosure controls and procedures as defined by Rules 13a-15 and 15-d15 of the Exchange Act.

         The disclosure referenced on page 22, including the reference to "Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings." is the disclosure required by Canadian Securities laws. However, as reflected in the disclosure included on page 2 of the Form 40-F in Paragraph A under the heading "Disclosure Controls and Procedures" and in the Certifications included as Exhibits 31.1 and 31.2 to the Form 40-F, management of the registrant has, in compliance with the general instructions to Form 40-F, also evaluated the effectiveness of the registrant's disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by the annual report (the "Evaluation Date"). As stated on Page 2 of the Form 40-F, they have concluded that, as of the Evaluation Date, the registrant's disclosure controls and procedures were effective to ensure that material
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         information relating to the registrant and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis.

3. Please also note that you are required to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph B.6(c) of the general instructions to Form 40-F.

         The disclosure referenced on page 22 is the disclosure required by Canadian Securities laws. The requested disclosure is, however, included, in compliance with the general instructions to Form 40-F, on page 2 of the Form 40-F in Paragraph B under the heading "Disclosure Controls and Procedures". As stated on Page 2 of the Form 40-F, as of the end of the period covered by the annual report, there were no changes in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that have materially affected, or that are reasonably likely to materially affect, the registrant's internal control over financial reporting.

Exhibits 31.1 and 31.2

4. We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

         The registrant has authorized us to confirm that its officers signed the certifications included as Exhibits 31.1 and 31.2 in their personal capacities, and that the registrant will revise its certifications in future filings to exclude the title of the certifying individual from the opening sentence.

                  The registrant has authorized us to acknowledge on its behalf that:

o the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  Please contact me at 212-839-7306 or Scott Freeman at 212-839-7358 or Richard J. Crofts, Executive Vice President, Corporate Development, General Counsel and Secretary, at

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Linda VanDoorn
July 20, 2006
Page 4

MI Developments at 905-726-7192 with any questions or comments regarding this matter. Thank you for your time and attention.

                                                Sincerely,

                                                /s/ Harlan Cohen

                                                Harlan Cohen

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Linda VanDoorn
July 20, 2006
Page 5

                                                                    APPENDIX A

Excerpt from Pages 23 to 25 of Form 424B3 filed with the SEC on May 31, 2005,
- Prospectus for 7 1/4% Convertible Subordinated Notes due December 15, 2009 and Shares of Class A Subordinate Voting Stock Issuable upon the Conversion of the Notes

Conversion of Notes

         You have the right, at your option, to convert your notes into shares of our Class A Subordinate Voting Stock at any time until the close of business on the last business day prior to maturity, unless previously redeemed or purchased, at the conversion price of $8.50 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 117.647 shares of Class A Subordinate Voting Stock for each $1,000 principal amount of notes.

         Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any Class A Subordinate Voting Stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

         We will not issue fractional shares of Class A Subordinate Voting Stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the Class A Subordinate Voting Stock on the last trading day prior to the date of conversion.

         If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase, unless we default in the payment of the redemption price or purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a

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Linda VanDoorn
July 20, 2006
Page 6

change in control, you may convert your notes only if you withdraw your election in accordance with the indenture.

         The conversion price will be adjusted upon the occurrence of:

(1) the issuance of shares of our Class A Subordinate Voting Stock as a dividend or distribution on our Class A Subordinate Voting Stock;

(2) the subdivision or combination of our outstanding Class A Subordinate Voting Stock;

(3) the issuance to all or substantially all holders of our Class A Subordinate Voting Stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our Class A Subordinate Voting Stock, or securities convertible into our Class A Subordinate Voting Stock, at a price per share or a conversion price per share less than the then current market price per share; provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4) the distribution to all or substantially all holders of our Class A Subordinate Voting Stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

o   dividends, distributions and rights or warrants referred to in clause (1) or
(3) above; and

o distribution of rights to all holders of Class A Subordinate Voting Stock pursuant to an adoption of a shareholder rights plan;

(5) the dividend or distribution to all or substantially all holders of our Class A Subordinate Voting Stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our Class A Subordinate Voting Stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our Class A Subordinate Voting Stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6) the purchase of our Class A Subordinate Voting Stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our Class A Subordinate Voting Stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our Class A Subordinate Voting

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Linda VanDoorn
July 20, 2006
Page 7

Stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

         If we implement a shareholders rights plan, we are required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the Class A Subordinate Voting Stock prior to conversion, subject to certain limited exceptions.

         In the event of:

         o    any reclassification of our Class A Subordinate Voting Stock;

         o    a consolidation, merger or combination involving MEC; or

         o a sale or conveyance to another person of the property and assets of MEC as an entirety or substantially as an entirety;

in which holders of our outstanding Class A Subordinate Voting Stock would be entitled to receive stock, other securities, other property, assets or cash for their Class A Subordinate Voting Stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by Class A Subordinate Voting Stock holders immediately prior to one of these types of events.

         You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See "Certain United States Federal Income Tax Considerations
- -- U.S. Holders--Constructive Dividends Upon Adjustment of Conversion
Price".

         We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our Class A Subordinate Voting Stock in connection with a dividend or distribution of stock or similar event.

         No adjustment in the conversion price is required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our Class A Subordinate Voting Stock or any securities convertible into or exchangeable for our Class A Subordinate Voting Stock or the right to purchase our Class A Subordinate Voting Stock or such convertible or exchangeable securities.

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SIDLEY AUSTIN LLP
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Linda VanDoorn
July 20, 2006
Page 8


                                                                    APPENDIX B

Excerpt from Pages 22 to 24 of Form 424B3 filed with the SEC on October 3, 2003 - Prospectus for 8.55% Convertible Subordinated Notes due June 15, 2010 Shares of Class A Subordinate Voting Stock Issuable upon the Conversion of the Notes

Conversion of Notes

     You have the right, at your option, to convert your notes into shares of our Class A Subordinate Voting Stock at any time until the close of business on the last business day prior to maturity, unless previously redeemed or purchased, at the conversion price of $7.05 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 141.844 shares of Class A Subordinate Voting Stock for each $1,000 principal amount of notes.

     Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any Class A Subordinate Voting Stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

     We will not issue fractional shares of Class A Subordinate Voting Stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the Class A Subordinate Voting Stock on the last trading day prior to the date of conversion.

     If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase, unless we default in the payment of the redemption price or purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change

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SIDLEY          |

Linda VanDoorn
July 20, 2006
Page 9

in control, you may convert your notes only if you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted upon the occurrence of:

     (1) the issuance of shares of our Class A Subordinate Voting Stock as a dividend or distribution on our Class A Subordinate Voting Stock;

     (2) the subdivision or combination of our outstanding Class A Subordinate Voting Stock;

     (3) the issuance to all or substantially all holders of our Class A Subordinate Voting Stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our Class A Subordinate Voting Stock, or securities convertible into our Class A Subordinate Voting Stock, at a price per share or a conversion price per share less than the then current market price per share; provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

     (4) the distribution to all or substantially all holders of our Class A Subordinate Voting Stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

o dividends, distributions and rights or warrants referred to in clause (1) or (3) above; and
o distribution of rights to all holders of Class A Subordinate Voting Stock pursuant to an adoption of a shareholder rights plan;

     (5) the dividend or distribution to all or substantially all holders of our Class A Subordinate Voting Stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our Class A Subordinate Voting Stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our Class A Subordinate Voting Stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

     (6) the purchase of our Class A Subordinate Voting Stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our Class A Subordinate Voting Stock consummated within the preceding 12 months not triggering a conversion price adjustment

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Linda VanDoorn
July 20, 2006
Page 10

and (B) all-cash distributions to all or substantially all holders of our Class A Subordinate Voting Stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

     If we implement a shareholders rights plan, we are required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the Class A Subordinate Voting Stock prior to conversion, subject to certain limited exceptions.

     In the event of:

o    any reclassification of our Class A Subordinate Voting Stock;

o    a consolidation, merger or combination involving MEC; or

o a sale or conveyance to another person of the property and assets of MEC as an entirety or substantially as an entirety;

in which holders of our outstanding Class A Subordinate Voting Stock would be entitled to receive stock, other securities, other property, assets or cash for their Class A Subordinate Voting Stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by Class A Subordinate Voting Stock holders immediately prior to one of these types of events.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See "Certain United States Federal Income Tax Considerations -- U.S.
Holders--Constructive Dividends Upon Adjustment of Conversion Price".

     We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our Class A Subordinate Voting Stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price is required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our Class A Subordinate Voting Stock or any securities convertible into or exchangeable for our Class A Subordinate Voting Stock or the right to purchase our Class A Subordinate Voting Stock or such convertible or exchangeable securities.